EXHIBIT 21.3
                           SUBSIDIARIES OF THE COMPANY

The Company has the following subsidiaries:

1. First Washington Financial Corporation.

2. Sun Volt, Inc., a Nevada corporation.

3. Sun Electronics, Inc., a Nevada corporation.

4. First Washington Financial Corporation, a Nevada corporation.

5. Opportunity Knocks, LLC, a Maryland limited liability company.

6. Mortgage American Bankers, LLC, a Maryland l limited liability company.